

March 9, 2010

<u>By facsimile to (414) 438-6957 and U.S. Mail</u>

Mr. Frank M. Jaehnert
President and Chief Executive Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

Re: Brady Corporation
       Annual Report on Form 10-K for the fiscal year ended July 31, 2009
       File No. 1-14959

Dear Mr. Jaehnert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Attorney Advisor, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistance Director